Form 11-K
ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-10351
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
White Springs Agricultural Chemicals, Inc.
Savings and Investment Plan
for Collective Bargaining Employees
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Potash Corporation of Saskatchewan Inc.
122 - 1st Avenue South
Saskatoon, Saskatchewan, Canada S7K 7G3

White Springs Agricultural
Chemicals, Inc. Savings and
Investment Plan for Collective
Bargaining Employees
Financial Statements as of December 31, 2009 and 2008,
and for the Year Ended December 31, 2009,
Supplemental Schedule as of December 31, 2009,
and Report of Independent Registered Public Accounting Firm

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC.
SAVINGS AND INVESTMENT PLAN
FOR COLLECTIVE BARGAINING EMPLOYEES
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements as of December 31, 2009 and 2008	4-11

SUPPLEMENTAL SCHEDULE —	12

Form 5500 — Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	13
NOTE:	All other schedules required by Section 29 CFR 2520.103 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
          To the Plan Administrator and Participants of the White Springs Agricultural Chemicals, Inc. Savings and Investment Plan for Collective Bargaining Employees:
          We have audited the accompanying statements of net assets available for benefits of the White Springs Agricultural Chemicals, Inc. Savings and Investment Plan for Collective Bargaining Employees (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
          Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/  Deloitte & Touche LLP
Chicago, Illinois
June 18, 2010

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC.
SAVINGS AND INVESTMENT PLAN
FOR COLLECTIVE BARGAINING EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Participant-directed investments — at fair value (Note 3)	$23,952,211	$16,723,934
Receivables:
Company performance contribution	395,676	809,648
Unsettled trades	16,426	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	24,364,313	17,533,582

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	31,035	77,744

NET ASSETS AVAILABLE FOR BENEFITS	$24,395,348	$17,611,326

See notes to financial statements.

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC.
SAVINGS AND INVESTMENT PLAN
FOR COLLECTIVE BARGAINING EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
Company matching contributions	$640,940
Company performance contributions	395,676
Participant contributions	1,753,041
Rollover contributions	50,063

Total contributions	2,839,720

Investment income:
Net appreciation in fair value of investments (Note 3)	5,356,202
Interest and dividends	305,203

Net investment income	5,661,405

Total additions	8,501,125

DEDUCTIONS:
Benefits paid to participants	(1,693,180)
Administrative expenses	(12,877)
Net other	(11,046)

Total deductions	(1,717,103)

INCREASE IN NET ASSETS	6,784,022

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	17,611,326

End of year	$24,395,348

See notes to financial statements.

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC.
SAVINGS AND INVESTMENT PLAN
FOR COLLECTIVE BARGAINING EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

1. DESCRIPTION OF PLAN
          The following description of the White Springs Agricultural Chemicals, Inc. Savings and Investment Plan for Collective Bargaining Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
          General — The Plan is a defined contribution plan sponsored by White Springs Agricultural Chemicals, Inc. (the “Company”), covering all employees of the Company who are represented by a collective bargaining agreement between the Company and the International Chemical Workers Union Council of the United Food and Commercial Workers Union, Local 784C. The Employee Benefits Committee of PCS Administration (USA), Inc., the Company’s parent, controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
          In October 2009, Potash Corporation of Saskatchewan announced a reduction of personnel at the White Springs, Florida facility. Severance packages were issued to each of those personnel affected (“2009 White Springs Severance Program”). All employees who were eligible to receive plan benefits under the 2009 White Springs Severance Program were fully vested and eligible to receive a 2009 performance contribution, as provided in the Plan. There were no additional Plan enhancements. The reduction did not have any impact on the benefits disclosed in the Plan’s financial statements.
          Contributions — Participants may contribute up to 50% of base compensation each year, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. These contributions may be pretax contributions and/or after-tax contributions. Participants who are age 50 and over may also make “catch-up” contributions.
          The Company matches 100% of the first 3% of base compensation that participants contribute. Catch-up contributions are not eligible for the Company match. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans, which are not eligible for the Company match.
          The Company may also make a discretionary Company performance contribution ranging from 0% to 3% of each eligible participant’s base pay. The 2009 and 2008 Company performance contributions were 1.5% and 3%, respectively, of each eligible participant’s base pay.
          Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company performance contribution when applicable, and allocations of Plan earnings, and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
          Investments — Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Potash Corporation of Saskatchewan Inc. (PCS) Common Stock, a selection of mutual funds and one pooled investment stable value fund. The U.S. Government Reserves Fund is used to maintain dividends distributed by a participant’s investment in PCS common stock and is not available as a participant-directed investment option. The PCS stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of Company stock and is not available as a participant-directed investment option. Effective as of October 1, 2008, the investment option Legg Mason Value Trust FI Class was no longer available for new contributions. A new investment option, T. Rowe Price Dividend Growth Fund, was added to the Plan as of October 26, 2009. All existing balances in the Legg Mason Value Trust F1 Class were transferred into the T. Rowe Price Dividend Growth Fund on January 4, 2010.
          Participants who have not made any investment elections will have their contributions and the employer contributions invested in the Plan’s “default fund,” which has been designated as the Fidelity Freedom Funds, specifically the Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.
          Vesting — Participants are immediately vested in their own contributions and in the Company Performance Contribution, plus actual earnings thereon. Vesting in the Company’s matching contribution is based on years of continuous service. Participants vest 20% per year of credited service and are 100% vested after five years of credited service. Forfeited balances of terminated participants are used to reduce future Company contributions.
          Participant Loans — Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at two percentage points above the rate for five-year U.S. Treasury notes on the last day of the preceding calendar quarter in which the funds are borrowed. Loans for the purchase of a primary residence bear interest at the standard lending rate for 20-year fixed rate home mortgage loans. Principal and interest are paid ratably through payroll deductions.
          Payment of Benefits — On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or in installment payments to the extent permitted by other Plan provisions. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in the PCS Stock Fund in cash or in whole shares of PCS Common Stock. The Plan has a dividend payout program whereby participants may elect to receive as distributions dividends paid on their vested shares of PCS Common Stock in the PCS Stock Fund.
          Forfeited Accounts — At December 31, 2009 and 2008, forfeited nonvested accounts totaled $1,812 and $514, respectively. These accounts are used to reduce future employer contributions. Forfeited balances of $5,985 were used to reduce Company contributions during the year ended December 31, 2009.
          Plan Amendments — The Plan was amended to comply with the Final Code Section 415 Regulations, the Pension Protection Act of 2006 and subsequent laws and regulations. An amendment was made to memorialize the terms of the 2009 White Springs Severance Program. This amendment (1) identifies participants who are covered under the Plan and the various dates of coverage, (2) fully vests any participant who accepts the severance package, (3) defines eligibility for a 2009 Performance Contribution and (4) clarifies how severance pay or additional compensation will be considered in determining any type of contributions or benefits under the Plan for participants who qualify for this program. Loan provisions under the Plan were amended to allow participants to continue to make loan repayments after they are no longer actively employed.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
          Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
          Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
          Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value in accordance with ASC 820, Fair Value Measurements. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The PCS Common Stock is valued at quoted market price. The Fidelity Managed Income Portfolio II (the “Portfolio”) is stated at fair value and then adjusted to contract value, as the Portfolio’s investment contracts are fully benefit-responsive. Fair value of the Portfolio is the sum of the fair value of the underlying investments. Contract value of the Portfolio is the sum of participant and Company contributions, plus accrued interest thereon, less withdrawals. Participant loans are valued at the outstanding loan balances.
          In accordance with GAAP, the Portfolio is presented at fair value in participant-directed investments on the statements of net assets available for benefits, and an additional line item is presented showing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.
          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
          Management fees and operating expenses charged to the Plan for investments in the mutual funds and pooled fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
          The Fidelity Managed Income Portfolio II — The Portfolio is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio may invest in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Fair value of the Portfolio is the net asset value of its holdings at year-end. Underlying securities for which quotations are readily available are valued at their most recent bid prices or are valued on the basis of information provided by a pricing service. Fair value of the underlying investment contracts is estimated using a discounted cash flow model.
          Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Portfolio at contract value. The crediting interest rates were 1.53% and 3.48% at December 31, 2009 and 2008, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2009 was 2.74%.
          New Accounting Guidance — In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) Topic 105, Generally Accepted Accounting Principles (“ASC 105”) (formerly Statement of Financial Accounting Standards (“SFAS”) 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — A Replacement Of FASB Statement No. 162) which became the source of authoritative GAAP recognized by the FASB, applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (the “SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of ASC 105, the codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature, not included in the codification became non-authoritative. ASC 105 is effective for interim and annual periods ending after September 15, 2009. The adoption of ASC 105 did not have a material impact on the Plan’s financial statements, aside from changing the nomenclature used to reference accounting literature in the notes to the financial statements.
          In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to evaluate subsequent events through the date the financial statements are issued. ASC 855 is effective for periods ending after June 15, 2009. All subsequent events are disclosed in Note 9.
          In April 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, was issued (later codified into ASC 820) which expanded disclosures and requires that major category for debt and equity securities be determined on the basis of the nature and risks of the investments. This guidance was applied prospectively in 2009, and the impact of adoption of this standard was not material to the Plan’s net assets available for benefits.
          In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.
          In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820, adding new requirements for disclosures for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact of adopting ASU No. 2010-06.
          Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan document.
          Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2009 and 2008.
3. INVESTMENTS
          The Plan’s investments are shown below. Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, are marked with an asterisk:

	2009		2008
Fixed income:
Fidelity Managed Income Portfolio II	$2,470,182	*	$1,915,795	*
Fidelity Retirement Money Market Portfolio	1,870,872	*	1,360,780	*
Fidelity U.S. Government Reserves Fund	3
Equity:
Davis NY Venture A	59,037		37,825
Legg Mason Value Trust FI Class	1,574,274	*	1,285,972	*
ABF Large Cap Value Inst	23,172		13,786
T. Rowe Price Dividend Growth Fund	11,940
Fidelity Puritan Fund	2,468,225	*	1,937,309	*
Fidelity OTC Portfolio	3,541,198	*	2,126,152	*
Fidelity Spartan US Equity Index Fund	2,866,028	*	1,784,559	*
Fidelity Overseas Fund	454,245		250,406
Fidelity Mid-Cap Stock Fund	429,264		208,488
Fidelity Small Cap Stock Fund	230,013		103,728
Fidelity Freedom Income	121,228		5,777
Fidelity Freedom 2000	5,839		601
Fidelity Freedom 2005	2,662		1,481
Fidelity Freedom 2010	48,086		178,432
Fidelity Freedom 2015	222,016		67,762
Fidelity Freedom 2020	348,419		202,728
Fidelity Freedom 2025	156,993		65,240
Fidelity Freedom 2030	102,204		41,531
Fidelity Freedom 2035	49,145		14,165
Fidelity Freedom 2040	74,430		37,255
Fidelity Freedom 2045	42,258		16,311
Fidelity Freedom 2050	61,527		13,360
PCS Common Stock	5,468,995	*	3,974,296	*
PCS Stock Purchase Account	1,407		3,925
Participant Loans	1,248,549	*	1,076,270	*

Total	$23,952,211		$16,723,934

          During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

PCS Common Stock	$1,933,592
Davis NY Venture A	12,284
Legg Mason Value Trust FI Class	476,654
ABF Large Cap Value Inst	9,907
T. Rowe Price Dividend Growth Fund	(45)
Fidelity Puritan Fund	452,392
Fidelity OTC Portfolio	1,362,158
Fidelity Overseas Fund	82,105
Fidelity Mid-Cap Stock Fund	131,707
Fidelity Small Cap Stock Fund	78,743
Fidelity Freedom Income	1,497
Fidelity Freedom 2000	728
Fidelity Freedom 2005	388
Fidelity Freedom 2010	48,358
Fidelity Freedom 2015	34,356
Fidelity Freedom 2020	66,018
Fidelity Freedom 2025	31,883
Fidelity Freedom 2030	19,128
Fidelity Freedom 2035	9,296
Fidelity Freedom 2040	20,892
Fidelity Freedom 2045	10,233
Fidelity Freedom 2050	15,385
Fidelity Spartan US Equity Index Fund	558,543

Net appreciation of investments	$5,356,202

          In accordance with ASU No. 2009-12, the Plan expanded its disclosures to include the redemption frequency and redemption notice period for the Portfolio as its fair value is estimated using the net asset value per share as of December 31, 2009. The participants in the Plan are able to redeem from the Portfolio immediately. The Portfolio has no redemption restrictions and there is no redemption notice period required for participants.
4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
          Certain Plan investments are shares of mutual funds and a commingled pool managed by Fidelity. Fidelity is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.
          At December 31, 2009 and 2008, the Plan held approximately 50,405 and 54,279 shares, respectively, of common stock of Potash Corporation of Saskatchewan, the parent company of the Plan’s sponsor, with a cost basis of $5,560,067 and $6,368,162, respectively. During the year ended December 31, 2009, the Plan recorded dividend income of $25,842.
5. PLAN TERMINATION
          Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6. FAIR VALUE MEASUREMENTS
          Effective January 1, 2008, the Plan adopted ASC 820. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
          Basis of Fair Value Measurement
          Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
          Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. Level 2 inputs may also include pricing models whose inputs are observable or derived principally from or corroborated by observable market data;
          Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
          A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
          The following table sets forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2009 and 2008. As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets
	at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

PCS Common Stock	$5,468,995	$—	$—	$5,468,995
Mutual Funds	14,764,485			14,764,485
Common Collective Trusts		2,470,182		2,470,182
Participant Loans		1,248,549		1,248,549

Total investment assets — at fair value	$20,233,480	$3,718,731	$—	$23,952,211

	Investment Assets
	at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

PCS Common Stock	$3,974,296	$—	$—	$3,974,296
Mutual Funds	9,757,573			9,757,573
Common Collective Trusts		1,915,795		1,915,795
Participant Loans		1,076,270		1,076,270

Total investment assets — at fair value	$13,731,869	$2,992,065	$—	$16,723,934

7. FEDERAL INCOME TAX STATUS
          The Internal Revenue Service has determined and informed the Company by a letter, dated December 19, 2008, that the Plan was designed in accordance with applicable IRC regulations. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
          The following is a reconciliation of the financial statements as of December 31, 2009 and 2008, to the Form 5500:

	2009	2008

Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$24,395,348	$17,611,326
Company performance contribution receivable	(395,676)	(809,648)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(31,035)	(77,744)

Net assets available for benefits per the Form 5500	$23,968,637	$16,723,934

Statements of changes in net assets available for benefits:
Increase in net assets per the financial statements	$6,784,022
Decrease in Company performance contribution receivable	413,972
Decrease in adjustment from fair value to contract value for fully benefit-responsive investment contracts	46,709

Changes in net assets available for benefits per the Form 5500	$7,244,703

9. SUBSEQUENT EVENTS
          All existing balances in the Legg Mason Value Trust F1 Class were transferred into the T. Rowe Price Dividend Growth Fund on January 4, 2010.
          Automatic Enrollment was added to the Plan for new hires and rehires, effective March 1, 2010. Participants who are enrolled under this provision will be enrolled for a 3% pretax deferral, and their contributions will be defaulted to the appropriate Freedom Fund. Participants can contact Fidelity at any time to change their deferral percentage and/or investment mix.
          The Fidelity Overseas Fund will be removed as an investment option effective July 1, 2010, and will be replaced by the Harbor International Fund — Investor Class. Existing balances will be moved from the Fidelity Overseas Fund to the Harbor International Fund — Investor Class shortly thereafter.
* * * * * *

SUPPLEMENTAL SCHEDULE

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC.
SAVINGS AND INVESTMENT PLAN
FOR COLLECTIVE BARGAINING EMPLOYEES
FORM 5500 — SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

		Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor, or Similar Party	Collateral, and Par or Maturity Value	Cost**	Value

	SHARES OF REGISTERED INVESTMENT COMPANIES:
	Davis Selected Advisors, L.P.	Davis NY Venture A	$—	$59,037
	Legg Mason Fund Advisor, Inc.	Value Trust FI Class		1,574,274
	American Beacon Advisors, Inc.	ABF Large Cap Value Inst		23,172
	T. Rowe Price Investment Services, Inc.	TRP Dividend Growth Fund		11,940
*	Fidelity Management Trust Company	Puritan Fund		2,468,225
*	Fidelity Management Trust Company	OTC Portfolio		3,541,198
*	Fidelity Management Trust Company	Mid-Cap Stock Fund		429,264
*	Fidelity Management Trust Company	Small Cap Stock Fund		230,013
*	Fidelity Management Trust Company	Freedom Income		121,228
*	Fidelity Management Trust Company	Freedom 2000		5,839
*	Fidelity Management Trust Company	Freedom 2005		2,662
*	Fidelity Management Trust Company	Freedom 2010		48,086
*	Fidelity Management Trust Company	Freedom 2015		222,016
*	Fidelity Management Trust Company	Freedom 2020		348,419
*	Fidelity Management Trust Company	Freedom 2025		156,993
*	Fidelity Management Trust Company	Freedom 2030		102,204
*	Fidelity Management Trust Company	Freedom 2035		49,145
*	Fidelity Management Trust Company	Freedom 2040		74,430
*	Fidelity Management Trust Company	Freedom 2045		42,258
*	Fidelity Management Trust Company	Freedom 2050		61,527
*	Fidelity Management Trust Company	Retirement Money Market Portfolio		1,870,872
*	Fidelity Management Trust Company	Spartan US Equity Index Fund		2,866,028
*	Fidelity Management Trust Company	Fidelity Overseas Fund		454,245
*	Fidelity Management Trust Company	U.S. Government Reserves Fund	3	3
*	COMMINGLED POOL — Fidelity Management Trust Company	Managed Income Portfolio II		2,470,182
*	POTASH CORPORATION OF SASKATCHEWAN	PCS Common Stock, 50,405.487 shares		5,468,995
*	PCS STOCK PURCHASE ACCOUNT	Money Market	1,407	1,407
*	PARTICIPANT LOANS	Due 2010 through 2021; interest rates ranging from 3.5% to 7.0%		1,248,549

	TOTAL ASSETS HELD FOR INVESTMENT			$23,952,211

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

White Springs Agricultural Chemicals, Inc. Savings and Investment Plan for Collective Bargaining Employees (Name of Plan)
Date: June 18, 2010	/s/ Barbara Jane Irwin
Barbara Jane Irwin
Senior Vice President, Administration PCS Administration (USA), Inc., as Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP